August 13, 2013

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jennifer Thompson

Re:                        EQT Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

File No. 001-03551

EQT Midstream Partners, LP

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

File No. 001-35574

Ladies and Gentlemen:

Set forth below is the response of EQT Corporation (“EQT”) and EQT Midstream Partners, LP (the “Partnership”) to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated August 5, 2013, with respect to the above-captioned filings.

For your convenience, we have repeated in bold type the comment exactly as set forth in the comment letter.  The response to the comment is set forth immediately below the text of the comment.

Item 8. Financial Statements and Supplementary Data, page 59

Notes to Consolidated Financial Statements, page 68

Note 6. Proposed Sale of Properties and Sales of Properties, page 84

1. As part of your disclosure surrounding the anticipated sale of Equitable Gas Company, LLC and Equitable Homeworks, LLC, we note you have concluded that the regulatory approval process could prevent the closing of the transaction. As a result, you have not classified the disposal group as held for sale in your financial statements, and do not intend to do so until you make satisfactory progress in the regulatory process. Please tell us more about the factors that resulted in this accounting treatment conclusion. As part of your response, please also tell us what consideration you gave to the implementation guidance in ASC 360-10-55-44 through 45 when arriving at you conclusion.

August 13, 2013

Response:  On December 19, 2012, EQT and its direct wholly-owned subsidiary, Distribution Holdco, LLC (Holdco), executed a definitive agreement (the Master Purchase Agreement) with PNG Companies LLC (PNG Companies), the parent company of Peoples Natural Gas Company LLC (Peoples), pursuant to which EQT and Holdco agreed to transfer 100% of their ownership interests of Equitable Gas Company, LLC and Equitable Homeworks, LLC (collectively, the Disposal Group) to PNG Companies in exchange for cash and other assets of, and new commercial arrangements with, PNG Companies and its affiliates.  The transaction (or portions thereof) requires the approval of the Pennsylvania Public Utility Commission, the West Virginia Public Service Commission, the Kentucky Public Service Commission and the Federal Energy Regulatory Commission.  The transaction was also subject to review under the Hart-Scott-Rodino Antitrust Improvements Act.

EQT evaluated the transaction using the guidance in ASC 360-10-45-9, which sets forth the criteria that must be satisfied for a long-lived asset to be classified as held for sale.  As of February 21, 2013, EQT concluded that the requirements of ASC 360-10-45-9(a) through (c) and ASC 360-10-45-9(e) were satisfied, but that the requirements of ASC 360-10-45-9(d) and ASC 360-10-45-9(f) were not.  As a result, EQT did not classify the Disposal Group as held for sale.

Under the express terms of ASC 360-10-45-9(d), the sale of the asset must be probable, and the transfer of the asset must be expected to qualify for recognition as a completed sale within one year.  Consistent with the guidance of ASC 360-10-55-44 through 45, EQT did not base its determination on the fact that the regulatory approval process could extend the timeframe beyond one year.  EQT concluded that the transaction did not qualify as probable as a result of uncertainties associated with the receipt of the required regulatory approvals.  Each of the regulators has, and has exercised, significant discretion to determine not to approve a transaction or to impose additional, potentially burdensome, conditions or terms on a transaction.

By way of example, in March 2006, EQT entered into an agreement to acquire Peoples and an affiliate from Dominion Resources, Inc. (Dominion), the owner of Peoples at that time.  After unsuccessfully pursuing regulatory approvals for almost two years, EQT and Dominion agreed to terminate their transaction in January 2008.  Later in 2008, Dominion entered into an agreement to sell Peoples and its affiliate to the owner of PNG Companies.  Regulatory approval for the sale of the affiliate was denied.  The regulatory approvals required for the 2006 and 2008 transactions were similar to the regulatory approvals required for the current transaction.

These examples demonstrate an active regulatory environment in the context of “plain vanilla” transactions (i.e. sales of utilities for cash). The current transaction is more complex as it involves the sale of a utility in exchange for, among other things, assets, including FERC-regulated assets, and contracts with other utilities.  Considering these facts in the context of the uncertainties associated with receipt of the regulatory approvals, EQT determined that it was premature to conclude that the current transaction satisfied the requirements of ASC 360-10-45-9(d).

August 13, 2013

In order to satisfy ASC 360-10-45-9(f), actions required to complete a plan must indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.  The regulatory approval processes involve input from all affected constituencies (e.g. customers, suppliers, competitors, employees, affected communities, etc.), and the views of those affected constituencies influence the decisions of the regulators.  As indicated above, each of the regulators has, and has exercised, broad discretion to determine not to approve a transaction or to impose additional, potentially burdensome, conditions or terms on a transaction.  Each of EQT and PNG Companies has the right to terminate the transaction if conditions or modified terms are overly burdensome. The regulators can also influence the likelihood of completion of the transaction by extending the regulatory review over a prolonged period of time.  Each of EQT and PNG Companies also has the right to terminate the transaction if the regulatory approvals have not been received by specified dates.  Accordingly, EQT concluded that the transaction did not meet the requirements of ASC 360-10-45-9(f) because the regulatory approval processes could result in significant changes to the plan or in a withdrawal of the plan.

For the reasons discussed above, EQT believes that its presentation of the Disposal Group in the December 31, 2012 Form 10-K was appropriate.

EQT evaluates the presentation of the Disposal Group on a quarterly basis and will reclassify the Disposal Group to held for sale and make all required disclosures if and when all of the criteria in ASC 360-10-45-9 are satisfied.

In connection with the above response, EQT and the Partnership acknowledge that:

•                 EQT and the Partnership are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                 EQT and the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing response or require further

August 13, 2013

information, please contact Terri Bone, Vice President and Corporate Controller, at 412-553-5785 or at tbone@eqt.com.

Very truly yours,

EQT Corporation

/s/ Philip P. Conti
Philip P. Conti
Senior Vice President and Chief Financial Officer

EQT Midstream Partners, LP
By: EQT Midstream Services, LLC, its general partner

/s/ Philip P. Conti
Philip P. Conti
Senior Vice President and Chief Financial Officer

cc:                              Lewis B. Gardner, General Counsel and Vice President, External Affairs